PPL EMPLOYEE STOCK
OWNERSHIP PLAN

_________________________________

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2013 AND 2012
&
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
&
SUPPLEMENTAL SCHEDULE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to ___________

Commission file number 001-11459

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PPL EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PPL CORPORATION
TWO NORTH NINTH STREET
ALLENTOWN, PENNSYLVANIA 18101-1179

PPL EMPLOYEE STOCK OWNERSHIP PLAN

Table of Contents

Page

Report Of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits - At December 31, 2013 and 2012	2

Statements of Changes in Net Assets Available for Benefits - For the Years Ended December 31, 2013 and 2012	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule of Assets (Held at End of Year)	13

Signature	14

Exhibit

23.1 - Consent of Independent Registered Public Accounting Firm	15

Report of Independent Registered
Public Accounting Firm

Participants and Administrator of
PPL Employee Stock Ownership Plan:

We have audited the accompanying financial statements of net assets available for benefits of PPL Employee Stock Ownership Plan (the "Plan") as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule H, Line 4(i) - schedule of assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ParenteBeard LLC
Allentown, Pennsylvania
June 17, 2014

PPL EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31,
(Thousands of Dollars)

	2013	2012
ASSETS
Investments, at fair value (Note 4):
PPL Corporation common stock	$231,677	$224,952
Common collective trust funds	2,159	-
Mutual funds	334	2,113
Plan interest in PPL Defined Contribution Master Trust (Note 3)	858	937

Total investments	235,028	228,002

Receivables:
Employer contribution	18	7,985
Accrued dividends	2,842	2,855
Due from broker for securities sold	3	12

Total receivables	2,863	10,852

Total assets	237,891	238,854

LIABILITIES
Dividends payable to participants	2,842	2,855
Administrative expenses	27	50

Total liabilities	2,869	2,905

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	235,022	235,949

Adjustment from fair value to contract value for interest in master trust relating to fully benefit-responsive investment
contracts (Note 2)	(17)	(35)

NET ASSETS AVAILABLE FOR BENEFITS	$235,005	$235,914

The accompanying notes are an integral part of these financial statements.

PPL EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31,
(Thousands of Dollars)

	2013	2012
ADDITIONS
Investment Income:
Net appreciation/(depreciation) in fair value of investments	$12,349	$(5,892)
Dividend income	11,632	11,565
Plan interest in investment income of PPL Defined Contribution
Master Trust (Note 3)	15	18
	23,996	5,691

Employer contributions	421	7,985

Total additions	24,417	13,676

DEDUCTIONS
Distributions of dividends to participants	(4,456)	(4,644)
Distributions of stock and cash to participants	(20,732)	(15,513)
Administrative expenses	(138)	(134)

Total deductions	(25,326)	(20,291)

Net (decrease)/increase	(909)	(6,615)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	235,914	242,529

End of year	$235,005	$235,914

The accompanying notes are an integral part of these financial statements.

PPL EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

1.           PLAN DESCRIPTION

The PPL Employee Stock Ownership Plan (the "Plan") was adopted effective January 1, 1975 to provide for employee ownership in PPL Corporation ("PPL").  The Plan is currently sponsored by PPL Services Corporation (the "Company"), an unregulated subsidiary of PPL.  Amounts contributed to the Plan are used to purchase shares of PPL Common Stock ("Common Stock").  The following description of the Plan provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan provisions.

Employees of participating PPL companies, as defined in the Plan document, are eligible to participate in the Plan on the first day of the month following their date of hire.

The shares of Common Stock ("Shares") allocated to a participant's account may not exceed the maximum permitted by law.  All Shares credited to a participant's account are 100% vested and nonforfeitable, but cannot be pledged as security by the employee.  The Common Stock is held by Fidelity Management Trust Company (the "Trustee").

The Plan allows for dividends on Shares held to be reinvested in the Plan or paid in cash.  Under existing income tax laws, PPL is permitted to deduct the amount of those dividends for income tax purposes on its consolidated federal income tax return and to contribute the resulting tax savings (dividend-based contribution) to the Plan.  The dividend-based contribution can be made in cash that is used to buy Shares or PPL can issue new Shares.  The dividend-based contribution is expressly conditioned upon the deductibility of the contribution for federal income tax purposes.  Shares are allocated to participants' accounts, 75% on the basis of Shares held in a participant's account and 25% on the basis of the participant's compensation.

Participants may elect to withdraw from their accounts Shares that have been allocated with respect to a Plan year ending at least 36 months prior to the end of the Plan year in which the election is made.  Participants so electing may receive cash or Common Stock for the number of whole Shares, cash for any fractional Shares available for withdrawal, or may make a rollover to a qualified plan.

Participants who have attained age 55 and have completed ten years of participation in the Plan may elect to withdraw Shares or diversify the value of Shares held into other investment options under the Plan.  For the first five years after meeting the requirement, participants may withdraw or diversify up to an aggregate of 25% of such Shares.  In the sixth year, qualified participants may withdraw or diversify up to an aggregate of 50% of such Shares.  Participants who elect to diversify may direct the Trustee to invest their eligible diversification amounts into various mutual funds and investments, which are similar to those provided through PPL's 401(k) savings plans.

Upon termination of service with a participating PPL company, participants are entitled to receive cash or Common Stock for the number of whole Shares, cash for any fractional Shares allocated to them, or may make a rollover to a qualified plan.  Participants who terminate service with a participating PPL company and whose account balance exceeds, or exceeded

PPL EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

at the time of any prior distribution, $1,000, may defer distribution of the Shares in their account until April 1st of the calendar year following the year in which the participant reaches age 70-1/2.  If a participant wishes to withdraw prior to age 70-1/2, the entire account balance must be withdrawn.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Provisions of the Plan regarding vesting, distributions and other matters are more fully described in the Plan document and Summary Plan Description.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared under the accrual basis of accounting.

Dollar amounts are presented in thousands.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

The Plan's investments are stated at fair value as discussed in Note 4.  Realized gains and losses from the sale or distribution of Common Stock by the Trustee are based on the average cost of Common Stock held at the time of sale.  Net appreciation / depreciation as reported in the accompanying financial statements includes both realized and unrealized gains and losses.  Dividend income and dividend distributions to participants are recorded on dividend record dates.  The purchases and sales of securities are recorded on a trade-date basis.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statements of Net Assets Available for Benefits present the fair value of the fully benefit-responsive investment contracts held in the Blended Interest Rate Fund as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

3.           INTEREST IN PPL DEFINED CONTRIBUTION MASTER TRUST

PPL maintains a Defined Contribution Master Trust (the "Master Trust") with the Trustee to pool the investments of its defined contribution benefit plans.  The Blended Interest Rate Fund

PPL EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(the "Fund") is the only investment option of the Plan included in the Master Trust, and represented less than 1% of Plan assets at December 31, 2013 and 2012.  Therefore, no detailed disclosures related to the Master Trust have been presented in these financial statements.

Investments directed by participants to the Fund within the Master Trust are combined with similar investments applicable to other plans participating in the Master Trust and invested in high-grade investment contracts issued by insurance companies and banks, as well as other high-quality debt obligations and short-term money market instruments.  Wrap contracts are purchased from another party, which are agreements that allow for the Fund to maintain a constant Net Asset Value ("NAV") and provide for participant transactions to be made at contract value.  In a typical wrap contract, the wrap issuer agrees to pay the Fund the difference between the contract value and the market value of the covered assets if the market value becomes totally exhausted as a result of significant participant redemptions.  Purchasing wrap contracts is similar to buying insurance, in that the Fund pays a relatively small amount to protect against the relatively unlikely event of participant redemption of most of the shares of the Fund.  The fair value of the wrap contracts is determined using the replacement cost methodology that incorporates various inputs including the difference between the market for wrap fees and the actual wrap fees currently charged.

Wrap contracts accrue interest using a formula called the "crediting rate." Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time.  Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund's current market value at the Fund's current yield to maturity for a period equal to the Fund's duration.  The crediting rate is the discount rate that equates estimated future market value with the Fund's current contract value.  Crediting rates are reset monthly.

4.           FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3).  The three levels of the fair value hierarchy are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

PPL EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following table summarizes instruments measured at fair value on a recurring basis at December 31, 2013:

		Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3

Equity securities:
Common stock	$231,677	$231,677	$-	$-
Common collective trust funds:
Blended / Target date funds	1,835	-	1,835	-
Index funds	324	-	324	-
Total common collective
trust funds	2,159	-	2,159	-

Mutual funds:
Growth funds	163	163	-	-
International funds	9	9	-	-
Fixed income funds	134	134	-	-
Value funds	28	28	-	-
Total mutual funds	334	334	-	-

Stable value funds:
Blended Interest Rate Fund	858	-	858	-

	$235,028	$232,011	$3,017	$-

PPL EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

The following table summarizes instruments measured at fair value on a recurring basis at December 31, 2012:

		Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3

Common stock	$224,952	$224,952	$-	$-

Mutual funds:
Growth funds	136	136	-	-
Balanced funds	471	471	-	-
Blended / Target date funds	812	812	-	-
Index funds	126	126	-	-
International funds	137	137	-	-
Money market funds	160	160	-	-
Government bond funds	91	91	-	-
Corporate bond funds	139	139	-	-
Value funds	41	41	-	-
Total mutual funds	2,113	2,113	-	-

Stable value funds:
Blended Interest Rate Fund	937	-	937	-

	$228,002	$227,065	$937	$-

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2013 and 2012.

The fair value measurement of common stock, classified as level 1, is based on its quoted market price in an active market.

The fair value measurements of mutual funds, classified as level 1, are based on quoted market prices in an active market.

The fair value measurements of common collective trust funds, classified as level 2, are based on firm quotes of NAV per share as provided by the investment managers of the fund.

The fair value measurement of the Blended Interest Rate Fund is based principally on the underlying debt securities that make up the underlying assets of that fund.  The fair value measurements of debt securities are generally based on evaluated prices that reflect observable market information, such as actual trade information for identical securities or for similar securities, adjusted for observable differences.  When this information is not available, the fair value of debt securities is measured using present value techniques, which incorporate other observable inputs.  In addition, the fair value measurement of the wrap contracts held by the Fund are calculated by projecting the future cash flows for the contract at the contractual

PPL EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

crediting rate, and then discounting it by a rate that approximates the current market rates for a contract of equal credit quality and duration.  The calculation assumes that future cash flows are predictable (i.e. no withdrawals will be made from contracts).  For synthetic investment contracts, contract value consists of cost plus accrued interest.  There are no redemption restrictions on this fund.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different value measurement at the reporting date.

5.           ADMINISTRATION OF PLAN

The Plan is administered by the Employee Benefit Plan Board (the "Plan Administrator"), which is composed of certain PPL officers and employees appointed by the Board of Directors of PPL.

Company contributions are held and managed by the Trustee, which invests securities and cash received, interest, and dividend income and makes distributions to participants.  The Plan pays investment and certain administrative expenses directly.

Certain administrative functions of the Plan are performed by employees of the Company.  No such employees receive compensation from the Plan.

6.           ADMINISTRATIVE EXPENSES

Certain professional fees and administrative expenses incurred by the Plan are paid by the Company.

7.           INVESTMENTS

The Plan's investments that represent 5% or more of the Plan's total net assets at December 31 are as follows:

	2013	2012
Common Stock*:
Number of shares	7,699,472	7,857,222

Cost	$137,025	$133,393
Fair value	$231,677	$224,952

* Non-participant directed

The fair value per share of Common Stock at December 31, 2013 and 2012 was $30.09 and $28.63.

PPL EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

The Plan's investments (including investments bought, sold and held during the year) appreciated/(depreciated) in value as follows during the year ended December 31:

	2013	2012

Common Stock	$12,035	$(6,123)
Common collective trust funds	191	N/A
Mutual funds	123	231
Net change in fair value	$12,349	$(5,892)

8.           PARTY-IN-INTEREST TRANSACTIONS

Transactions involving Shares qualify as party-in-interest transactions under the provisions of ERISA.

During 2013, the Plan recorded an employer contribution from PPL of $421 which represented a corrective contribution of $403 for the Plan year ended December 31, 2012, along with an additional $18 reserved for administrative fees.

No dividend-based contribution was recorded in regard to the Plan year ended December 31, 2013.

For the Plan year ended December 31, 2012, the Plan recorded employer contributions from PPL of $7,985, a portion of which was reserved for administrative fees, with the balance settled by PPL issuing  274,655 Shares to the Plan.  The number of Shares issued was based on the $28.99 closing price on January 17, 2013, the closing price on the third trading day preceding the contribution date.

Certain Plan investments held in the Plan are shares of mutual funds managed by Fidelity Investments.  Fidelity Investments is an affiliate of the Trustee and therefore, transactions in these investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

9.           PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would receive distribution of their accounts.

10.           TAX STATUS

The Plan obtained its latest determination letter dated May 13, 2014, in which the Internal Revenue Service (the "IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code").  The Plan is currently being operated in compliance with the applicable requirements of the Code.  Therefore, the Plan Administrator

PPL EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

11.           RISK AND UNCERTAINTIES

The Plan provides for various investment options in various combinations of investment funds.  Investment funds are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

12.           RECONCILIATION TO FORM 5500

The following reconciliation details the reporting differences from the Plan's financial statements to the Form 5500 for the Plan's adjustment for fair value reporting of fully benefit-responsive investment contracts as of December 31:

	2013	2012

Investment income in Master Trust per the financial
statements	$15	$18
Adjustment from contract value to fair value for fully
benefit - responsive investment contracts previous year	(35)	(33)
Adjustment from contract value to fair value for fully
benefit - responsive investment contracts current year	17	35
Investment (loss)/gain in Master Trust per the Form 5500	$(3)	$20

13.           SUBSEQUENT EVENT

On June 9, 2014, PPL filed a Form 8-K with the Securities and Exchange Commission and issued a press release announcing the signing of definitive agreements with Riverstone Holdings LLC ("Riverstone") to form a new, publicly traded independent power producing company, Talen Energy Corporation ("Talen Energy").  Pursuant to the agreements, PPL will contribute its wholly owned subsidiary, PPL Energy Supply, LLC ("PPL Energy Supply"), to Talen Energy and distribute Talen Energy to PPL shareowners in a tax free spinoff transaction.  Immediately following the spinoff, Riverstone will contribute its merchant generation business to Talen Energy in exchange for shares of Talen Energy common stock, with the result that upon completion of the transactions, holders of PPL Common Stock will own 65% of Talen

PPL EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Energy and Riverstone will own 35% of Talen Energy.  The transaction is expected to close in the first or second quarter of 2015, depending on timing of regulatory approvals.

PPL’s shareowners, including the Plan Trustee, will receive a pro-rata distribution of Talen Energy shares at closing based on the number of PPL Shares owned as of the spinoff record date.  The spinoff will have no effect on their ownership of PPL Common Stock and there will be no change in the number of shares PPL Common Stock outstanding. The transaction is designed to be tax-free to PPL and its shareowners.

Plan provisions concerning non-cash dividends require the Plan Trustee to sell all Talen Energy shares and invest the proceeds in PPL Common Stock, allocable proportionately to the Plan Participants' Accounts.

Plan Name: PPL Stock Ownership Plan				Plan Number: 002

Plan Sponsor: PPL Services Corporation				EIN: 23-3041441

Schedule H, Line 4i - SCHEDULE OF ASSETS (Held at End of Year)
December 31, 2013

		Description of Investment
		including maturity date, rate of
	Identity of Issue, Borrower,	interest, collateral, par, or			Current
	Lessor, or Similar Party	maturity value	Cost		Value
(a)	(b)	(c)	(d)		(e)

*	PPL Corporation	7,699,472 Shares of PPL Corp
		Common Stock - $0.01 par value	$137,025,433		$231,677,116

*	Fidelity Growth Company K	Mutual Fund	97,363	**	132,523

	Columbia Acorn Y	Mutual Fund	28,562	**	30,076

	Templeton Foreign Advisor	Mutual Fund	7,607	**	8,512

	PIMPCO Total Return Fund Ins	Mutual Fund	132,761	**	133,838

	Loomis Sayles Value Fund N	Mutual Fund	27,053	**	28,445

	Northern Trust Focus Income	Common Collective Trust Fund	355,810	**	368,918

	Northern Trust Focus 2010	Common Collective Trust Fund	310,253	**	324,705

	Northern Trust Focus 2015	Common Collective Trust Fund	811,271	**	854,549

	Northern Trust Focus 2020	Common Collective Trust Fund	230,656	**	244,368

	Northern Trust Focus 2025	Common Collective Trust Fund	35,233	**	36,760

	Northern Trust Focus 2030	Common Collective Trust Fund	4,102	**	4,409

	Northern Trust Focus 2035	Common Collective Trust Fund	516	**	558

	Northern Trust Focus 2040	Common Collective Trust Fund	369	**	401

	Northern Trust Focus 2045	Common Collective Trust Fund	21	**	23

	Northern Trust S&P 500 Index	Common Collective Trust Fund	155,602	**	174,763

	Northern Trust Extended Equity
	Market Index Fund	Common Collective Trust Fund	137,414	**	149,688

Total			$139,360,026		$234,169,652

	* Represents a Party-In-Interest.
	** Cost information provided for Participant Directed investments is not required, but is readily available.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plan Board has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PPL Employee Stock Ownership Plan

By: /s/ Karla A. Durn
Karla A. Durn Chair, Employee Benefit Plan Board PPL Corporation
Dated: June 17, 2014

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-110372 of PPL Corporation on Form S-8 of our report dated June 17, 2014, appearing in this Annual Report on Form 11-K of PPL Employee Stock Ownership Plan for the year ended December 31, 2013.

/s/ ParenteBeard LLC
Allentown, Pennsylvania
June 17, 2014